

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2012

Via E-mail
Michael D. Pruitt
Chairman, President, and Chief Executive Officer
Chanticleer Holdings, Inc.
11220 Elm Lane, Suite 203
Charlotte, NC 28277

> **Re: Chanticleer Holdings, Inc.**
> **Item 4.02 Form 8-K**
> **Filed September 10, 2012**
> **Item 4.01 Form 8-K**
> **Filed October 18, 2012**
> **File No. 1-35570**

Dear Mr. Pruitt:

We have reviewed your amended Form 8-K and related response dated October 24, 2012 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Amendment 1 to Form 8-K filed September 24, 2012

Item 4.01 Changes in Registrant's Certifying Accountant

1.   Please revise your Form 8-K to clarify whether prior to the engagement of RSM Betty & Dickson (Cape Town) on September 18, 2012, the registrant (or someone on its behalf) consulted RSM Betty & Dickson (Cape Town) regarding either: the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the registrant's financial statements, and either a written report was provided to the registrant or oral advice was provided that the new accountant concluded was an important factor considered by the registrant in reaching a

decision as to the accounting, auditing or financial reporting issue; or any matter that was either the subject of a disagreement (as defined in paragraph 304(a)(1)(iv) and the related instructions to this item) or a reportable event (as described in paragraph 304(a)(1)(v)).

2. Please revise your Form 8-K to state whether RSM Betty & Dickson (Cape Town) resigned, declined to stand for re-election or was dismissed, and the specific date, as required by Item 304(a)(1)(i) of Regulation S-K. The wording, "discharged" is unclear to a reader.

3. Please revise your Form 8-K to state whether during the registrant's two most recent fiscal years and any subsequent interim period through the date of resignation, declination or dismissal there were any disagreements with RSM Betty & Dickson (Cape Town) on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. In the event of disagreement(s) and/or reportable event(s), provide the specific disclosures required by Item 304(a)(1)(iv) and (v) of Regulation S-K. Include a letter from the former accountants addressing the revised disclosures in the amendment.

4. Please clarify the nature and significance of the audit work to be performed by RSM Betty & Dickson (Durban). It does not appear that this firm is registered with the PCAOB. The auditor of the financial statements of the non-issuer entity must be registered if, in performing the audit, the auditor played a "substantial role" in the audit of the issuer, as that term is defined in PCAOB Rule 1001(p)(ii). The inclusion or exclusion of such a report under S-X 2-05 does not affect this determination.

Item 4.02(a) Non-Reliance on Previously Issues Financial Statements of a Related Audit Report or Completed Interim Review

5. We note your responses to prior comments 1 and 2 from our letter dated October 12, 2012 and your statement that you will not sell securities pursuant to the registration statement until you are "current in your filings." Please confirm that you will not sell securities pursuant to the registration statement until you have filed a post-effective amendment which has been declared effective and that includes the following disclosures:

    a. Risk Factor and other relevant disclosure regarding withdrawal of the Creason & Associates, PLLC ("Creason") audit opinion as of and for the fiscal year ended December 31, 2011;

    b. Risk Factor and other relevant disclosure regarding your potential liability under the federal securities laws related to the issues noted in your Item 4.02 Form 8-K; and

    c. Risk Factor and other relevant disclosure, including an update to the Legal Proceedings section pursuant to Item 103 of Regulation S-K regarding the litigation related to these matters.

6.   We note your response to prior comment 5. Please ensure that upon the reissuance of the audit report from Creason on your financial statements as of and for the period ended December 31, 2011, the audit report of Marcum LLP related to your South Africa Operations is also included pursuant to Rule 2-05 of Regulation S-X.

7.   We note your response to prior comment 7. We still remain unclear as to how Creason could appropriately consider itself as your principal auditor given the significance of the consolidated assets and results of operations of your South Africa Operations both at the date you concluded the consolidation of such assets/operations was appropriate (October 1, 2012) and as of December 31, 2011. Please provide further analyses performed by you and Creason supporting the position that Creason was considered your primary auditor given the significance of the South Africa Operations and Creason's inability to rely on and take responsibility for the work of other auditors.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding the comments on Item 4.01, please contact William Demarest IV at 202.551.3432. For all other questions, please contact the undersigned at 202.551.3573.

Sincerely,

/s/ Mark A. Rakip

Mark Rakip
Staff Accountant